UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549 SEC FILE NUMBER 0-22026

                                   FORM 12b-25
                             CUSIP NUMBER  76009U 10 4
                          NOTIFICATION OF LATE FILING
                                   (check one)

/X/ FORM 10-K / / FORM 20-F / / FORM-11K / / FORM 10-Q / / FORM N-SAR

For period Ended:  September 30, 1998

/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable



                         Part I - REGISTRANT INFORMATION

                                 Rent-Way, Inc.
                            (Full Name of Registrant)


        One RentWay Place                         Erie, Pennsylvania  16505
(Address of Principal Executive Office)           (City, Sales and Zip Code)

                        PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) the Accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE

         The Registrant cannot file Form 10-K on or before its filing date (due 90 days after the end of its September 30, 1998 fiscal year end) without unreasonable effort because:

     The Registrant's recent merger with Home Choice Holdings, Inc. has resulted in unexpected delay in the preparation of the financial statements for the fiscal year ended September 30, 1998.

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                           Jeffrey A. Conway         (814) 455-5378



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                 / / Yes /X/ No


                                 Rent-Way, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December 29, 1998                  By:      /s/ Jeffrey A. Conway
         -----------------                           ---------------------
                                                    Jeffrey A. Conway
                                                    Vice President
                                                    & Chief Financial Officer





CORPORATE:221451_1 (4QVF_1)